Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com

Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com
December 6, 2018
www.freseniusmedicalcare.com

Fresenius Medical Care gives early preliminary indicative guidance for 2019

•                  For 2019, an indicative and preliminary assumption of

•                  solid revenue growth on a comparable basis(1)

•                  net income(2) at around the FY 2018 level on a comparable basis(1)

•                  Use of cash currently under evaluation

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has decided to update the market early by providing its indicative preliminary assumptions for the business development in 2019.

“With the pending acquisition of NxStage Medical Inc., the corresponding build out of our home dialysis services infrastructure in the United States as well as investments in future growth markets in the Products as well as the Services business such as China, we have an investment year ahead of us,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “We would like to share as an early indication that 2019 will have a clear focus on preparing the company for future sustainable, profitable growth. For 2019, we currently broadly assume solid comparable(1) revenue growth and the comparable(1) net income to be around the level of FY 2018.”

(1)  “comparable” is on a constant currency basis and reflects an adjustment for those effects that are as per the company´s view not related to the company´s operating business performance such as, for example, the effects of IFRS 16, sizeable portfolio changes like the divestiture of Sound Inpatient Physicians Holdings or the pending acquisition of NxStage Medical Inc. or other effects of one-time nature like FCPA-related charges or the cost of the 2018 U.S. ballot initiatives. For the preliminary indicative 2019 guidance the “comparable” 2018 basis translates roughly at current currencies for revenue in a range of 15,850 — 16,050 EUR million and for net income in a range of 1,350 — 1,365 EUR million. This is subject to fluctuations in the currency rates in the fourth quarter of 2018.

(2)  Net income attributable to shareholders of FMC AG & Co. KGaA.

Fresenius Medical Care remains committed to a continuous optimization of its business, weighing future sustainable, profitable growth opportunities of potential investments and implied risks. From a global perspective, Fresenius Medical Care invests in new products as well as growth markets such as China. From an operational perspective, the company invests to increase the global home dialysis penetration and from an innovation perspective, the company makes investments such as in Humacyte Inc. to meet unmet medical needs.

Fresenius Medical Care is reviewing all factors as part of its budgeting process and plans to publish the guidance for 2019, at the usual level of detail, along with the company’s fiscal year 2018 results, which are planned to be released on February 20, 2019.

Targets 2020

Fresenius Medical Care intends to reset its 2020 constant currency targets to also reflect the IFRS accounting changes, the divestiture of Sound Inpatient Physicians Holdings and the pending acquisition of NxStage Medical Inc., all as highlighted in the previous quarter. The reset targets are scheduled to be published along with the company’s fiscal year 2018 results, which are planned to be released on February 20, 2019.

Conference call

Fresenius Medical Care will host a conference call on December 7, 2018, at 9:00 a.m. CET / 3:00 a.m. EST. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available on the same day of the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,872 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 329,085 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

The scheduled date of February 20, 2019 for announcement on the guidance for 2019 and 2020 is subject to compliance with applicable laws, i.e. if applicable legal regimes so demand, the publication may occur at an earlier point in time. Furthermore, this release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.